Quiet Plus I Acquisition Corp.

113 Cherry Street, Suite 27167

Seattle, WA 98104

January 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Quiet Plus I Acquisition Corp.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-254437

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), Quiet Plus I Acquisition Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No 333-254437), filed on March 18, 2021 (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Company has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for potential future use.

Please contact Sean T. Wheeler of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4844, if you have any questions or concerns regarding this matter.

Sincerely,

/s/ Christopher Capozzi
Name: Christopher Capozzi
Title: Chief Executive Officer